

April 16, 2021

Frank I. Igwealor
Chairman and Chief Executive Officer
GiveMePower Corporation
370 Amapola Ave., Suite 200-A
Torrance, CA 90501

>   **Re: GiveMePower Corporation**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed April 6, 2021**
>   **File No. 333-252208**

Dear Mr. Igwealor:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed April 6, 2021

General

1.   We reissue comment 2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

  Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833
with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Frank I Igwealor